UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TSAKOS ENERGY NAVIGATION LIMITED FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

• Registration Statement (Form F-3 No. 333-273740) filed with the SEC on August 4, 2023;

• Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

• Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

• Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended.

1

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2023 and 2022:

	2023		2022
	$ million	% of total	$ million	% of total
Time charter-bareboat	6.3	3%	6.3	3%
Time charter-fixed rate	68.0	31%	46.5	21%
Time charter-variable rate (profit-share)	63.0	28%	27.6	13%
Voyage charter-spot market	77.7	35%	110.2	51%
Pool arrangement	–	0%	16.8	8%
Voyage charter-contract of affreightment	6.5	3%	9.3	4%
Total voyage revenue	221.5	100%	216.7	100%

Voyage revenue earned for the six months ended June 30, 2023 and 2022:

	2023		2022
	$ million	% of total	$ million	% of total
Time charter-bareboat	12.5	2%	12.5	4%
Time charter-fixed rate	130.8	27%	92.4	25%
Time charter-variable rate (profit-share)	120.9	25%	51.1	14%
Voyage charter-spot market	196.4	41%	173.1	47%
Pool arrangement	9.3	2%	24.7	7%
Voyage charter-contract of affreightment	12.8	3%	12.6	3%
Total voyage revenue	482.7	100%	366.4	100%

Voyage revenue earned during the three months ended June 30, 2023 totaled $221.5 million, a 2.2% increase, compared to $216.7 million earned in the three months ended June 30, 2022. The increase was mostly due to remaining strengthened market affected by seasonal factors and increased global oil demand, showed post Covid-19 pandemic recovery, which combined with the crisis in the Ukraine has resulted in an increase in oil tanker voyages and prices.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 94.2% in the second quarter of 2023 compared to 93.6% in the second quarter of 2022. Lost days during the second quarter of 2023 were limited since only four vessels underwent their scheduled dry-dock during the quarter compared to six in the prior year period.

Operating days on pure time-charter increased to 2,308 days in the second quarter of 2023 from 2,021 in the second quarter of 2022. The amount of revenue earned on time-charter-fixed rate contracts increased by 46.2% to $68.0 million in the second quarter of 2023 from $46.5 million in the second quarter of 2022, mainly due to more vessels operating under time charter arrangements. More specifically, the increase is attributed to one aframax vessel and one panamax vessel that operated under time-charter-fixed rate contracts during the second quarter of 2023, compared to the respective period in 2022, during which those vessels were employed in the spot market. Contribution to the increase is also attributed to the shuttle tanker Porto, which was delivered during the third quarter of 2022 and since then has been employed under a time-charter-fixed rate contract, as well as to the LNG carrier Neo Energy which underwent its dry-docking during the second quarter of 2022. The increases were counterbalanced by the lost days of shuttle tankers Brasil 2014 and Rio 2016, which both were undertaking their dry-docking during the second quarter of 2023, compared to the respective period in 2022 during which those vessels fully operated under time-charter-fixed rate contracts.

Operating days utilized on time-charter with profit-share arrangements increased to 1,554 days in the second quarter of 2023 from 1,284 days in the second quarter of 2022, a 21.0% increase. Revenue earned by vessels operating on this type of charter increased to $63.0 million in the three months ended June 30, 2023, compared to $27.6 million in the second quarter of 2022, the increase being mainly attributed to the strengthening of the market, as well as the employment of two aframax vessels under profit-share arrangements during the second quarter of 2023, compared to being employed in the spot market during the equivalent period of 2022. In addition, vessel Dias I, which was delivered during the fourth quarter of 2022, operated under profit-share arrangement for the second quarter of 2023.

2

Operating days utilized on pool employment decreased to nil days in the second quarter of 2023 from 637 days in the second quarter of 2022, due to the sale of handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and the handysize tanker Arion during the first quarter of 2023. These vessels operated under pool arrangements during the second quarter of 2022.

Employment days on spot and contract of affreightment decreased by 31.1%, to 1,110 for the second quarter of 2023 from 1,611 for the equivalent period of 2022, resulting in a decrease in revenue earned in the second quarter of 2023 by 29.5%, compared to the second quarter of 2022.

During the six months ended June 30, 2023, voyage revenues increased to $482.7 million from $366.4 million in the first half of 2022, an increase of $116.3 million, or 31.7%. For the first six months of 2023, the utilization rate increased to 95.3% compared to 93.4% for the first six months of 2022. Lost days arose mainly from the dry-dockings of the suezmax vessel Eurovision, the shuttle tankers Brasil 2014 and Rio 2016, the handysize vessels Byzantion and Bosporos, and the panamax vessel Socrates. Apart from the lost days related to dry-dockings, the six-month period ended June 30, 2023 also includes lost days on the repositioning voyages of certain other vessels. During the six-month period ended June 30, 2022, lost days related to the dry-dockings of LNG carrier Neo Energy, the suezmax vessels Arctic, Antarctic and Decathlon, the aframax vessels Sola TS, Oslo TS and Marathon TS, the DP2 suezmax shuttle tanker Lisboa and the handysize vessel Arion and repositioning voyages of certain other vessels.

For the six months ended June 30, 2023, the average daily TCE rate was $40,182 compared to $24,529 for the equivalent period of 2022, a 63.8% increase. For the second quarter of 2023, the TCE rate was $38,353 per day compared to $29,278 per day for the previous year’s second quarter, a 31.0% increase. Average daily TCE rate earned for the three- and six-month periods ended June 30, 2023 and 2022, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
LNG carrier	56,809	40,951	52,115	46,684
VLCC	36,727	26,918	37,909	26,917
Suezmax	48,725	45,720	54,564	31,589
DP2 Suezmax	49,106	54,197	49,420	52,372
Aframax	32,531	22,797	33,472	20,601
Panamax	29,675	16,656	29,722	15,300
Handymax	—	26,966	33,175	19,971
Handysize	32,615	28,364	41,333	21,670

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 117 days lost for the second quarter of 2023 and 281 days lost for the first half of 2023 as a result of calculating revenue on a loading to discharge basis compared to 170 for the second quarter and 374 for the first half of 2022. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and net earnings (operating) days:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Voyage revenues	$221,454	$216,699	$482,667	$366,403
Less: Voyage Expenses	(38,892)	(62,738)	(84,789)	(110,941)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,640	3,640	7,240	7,240
Time charter equivalent revenues	$186,202	$157,601	$405,118	$262,702
Divided by: net earnings (operating) days	4,855	5,383	10,082	10,710
Average TCE per vessel per day	$38,353	$29,278	$40,182	$24,529

3

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2023 and 2022 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2023	2022		2023	2022
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	23.9	41.1	(42.1) %	21,471	25,558	(16.0) %
Port and other expenses	6.9	12.9	(46.3) %	6,236	7,999	(22.0) %
Commissions	8.1	8.7	(6.2) %	7,331	5,386	36.1%
Total	38.9	62.7	(38.0) %	35,038	38,943	(10.0) %
Days on Spot and COA				1,110	1,611

Voyage expenses for the six months ended June 30, 2023 and 2022 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2023	2022		2023	2022
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	49.9	72.6	(31.3) %	20,602	21,897	(5.9) %
Port and other expenses	16.4	24.1	(32.0) %	6,759	7,255	(6.8) %
Commissions	18.5	14.2	30.1%	7,632	4,284	78.2%
Total	84.8	110.9	(23.6) %	34,993	33,436	4.7%
Days on Spot and COA				2,423	3,318

Voyage expenses were $38.9 million during the quarter ended June 30, 2023, compared to $62.7 million during the prior year’s second quarter, a 38.0% decrease. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and consequently voyage expenses.

Both crude oil and global bunker prices decreased during the second quarter of 2023, resulting in a 38.3% decrease in average delivered price paid by the Company for the bunkers procured globally, in the respective period of 2023. In addition, the total quantity of bunkers purchased during the second quarter of 2023 decreased by 33.9% compared to the equivalent 2022 period, as fewer vessels of the fleet operated in the spot market, reducing the average daily bunker expenses by 16.0% during the second quarter of 2023, compared to the equivalent 2022 period. Total port expenses decreased by $6.0 million or 46.3% for the second quarter of 2023 compared to the second quarter of 2023, while the average port expenses per vessel per day reduced to $6,236 from $7,999, a 22.0% reduction. The number of vessels trading on spot and coa market was seventeen compared to twenty-two in the prior year quarter and as a result the number of port calls for which we were responsible for expenses declined. During the second quarter of 2023, daily commissions increased to $7,331 from $5,386 in the second quarter of 2022, an increase of 36.1%, as a result of increased revenue compared to the equivalent period of 2022. However, commissions decreased by $0.6 million, from $8.7 million to $8.1 million in the second quarter of 2023 compared to the prior year period indicating a reduction on the commission rate between the two periods.

Voyage expenses were $84.8 million in the first six months of 2023, compared to $110.9 million in the first six months of 2022, a 23.6% decrease. The decrease in voyage expenses between the six-month periods is mainly attributed to bunkers expenses, as the average delivered price paid by the Company for the bunkers procured globally decreased by 24.8% and daily bunker expenses decreased from $21,897 to $20,602 per day, as oil prices fell. Port and other expenses decreased by $7.7 million, or 32.0%, between the six-month periods and decreased by 6.8% on a daily basis, as a result of a lower number of port calls for which we were responsible for expenses due to reduced employment of vessels on spot and coa. Commissions increased by $4.3 million for the six-month period ended June 30, 2023, compared to the equivalent period of 2022, due to increased revenue earned between the corresponding periods.

Commissions amounted to $8.1 million, or 3.7% of voyage revenue, during the second quarter of 2023 compared to $8.7 million, or 4.0% of voyage revenues, during the second quarter of 2022. The decrease was due to reduced commission rates on revenues compared to the prior equivalent period. For the six-month period ended June 30, 2023, commissions amounted to $18.5 million, or 3.8% of voyage revenue, compared to $14.2 million, or 3.9% of voyage revenues, in the corresponding period of 2022.

4

Vessel operating expenses

Operating expenses for the three months ended June 30, 2023, and 2022 were:

	Operating expenses			Average daily operating expenses per vessel
	2023	2022		2023	2022
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	25.9	26.3	(1.3) %	5,280	4,720	11.9%
Insurances	5.5	4.8	13.8%	1,110	861	28.9%
Repairs and maintenance, and spares	6.6	8.3	(20.6) %	1,349	1,498	(10.0) %
Stores	2.4	2.5	(3.2) %	494	450	9.8%
Lubricants	2.4	2.3	3.3%	487	416	17.1%
Other (quality and safety, taxes, registration fees, communications)	3.7	2.8	31.1%	752	506	48.7%
Foreign currency losses (gains)	0.2	(0.4)	(150.0) %	20	(84)	(123.8) %
Total	46.7	46.6	0.1%	9,492	8,367	13.4%
Earnings capacity days excluding vessel on bare-boat charter				4,914	5,571

Operating expenses for the six months ended June 30, 2023 and 2022 were:

	Operating expenses			Average daily operating expenses per vessel
	2023	2022		2023	2022
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	51.6	53.6	(3.7) %	5,087	4,813	5.7%
Insurances	10.8	9.3	16.3%	1,054	826	27.6%
Repairs and maintenance, and spares	14.2	11.5	23.8%	1,402	1,032	35.9%
Stores	5.6	5.5	1.7%	550	492	11.6%
Lubricants	5.0	4.6	10.2%	495	409	21.0%
Other (quality and safety, taxes, registration fees, communications)	7.4	6.2	19.6%	733	558	31.4%
Foreign currency losses (gains)	0.3	(0.9)	(133.3) %	28	(74)	(137.8) %
Total operating expenses	94.9	89.8	5.7%	9,349	8,056	16.0%
Earnings capacity days excluding vessel on bare-boat charter				10,148	11,140

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $46.7 million during the quarter ended June 30, 2023, compared to $46.6 million during the second quarter of 2022, a slight increase of 0.1%. The increase is mainly attributable to an increase in insurance of 13.8% and in quality and safety, communication, and legal expenses of 31.1% in the second quarter of 2023, compared to the respective period in 2022. However, this increase was counterbalanced by a decrease of 20.6% in repairs and maintenance and spares expenses, due to insurance recoveries of $3.2 million from damages to fixed assets and the decreased number of vessels that underwent their scheduled dry-docking during the second quarter of 2023, compared to the second quarter of 2022. Operating expenses for the first six months of 2023 and 2022 were $94.9 million and $89.8 million, respectively, a 5.7% increase. Repairs and maintenance and spares expenses increased by 23.8% in the first half of 2023, compared to the first half of 2022. Although six of Company’s vessels underwent scheduled dry dockings during the first half of 2023, compared to nine during the equivalent period in 2022, expenses for repairs and maintenance, and spares overall increased by $2.7 million in the first half of 2023 compared to the first half of 2022. The increase is mainly attributed to higher costs for routine repairs and maintenance. Similar to the quarterly amounts of 2023, the increase is also attributed to an increase in Company’s loss of hire insurance during the first half of 2023, as a commensurate increase in relevant premiums has been applied in order to reflect potential future earnings.

The size of the operating fleet decreased for the second quarter and the six-month period ended June 30, 2023, compared to the equivalent periods of 2022, with a decrease of 11.8% and 8.9%, respectively, in the earning capacity days attributed to mainly the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon and the two handysize vessels Arion, Amphitrite during the first quarter of 2023 as well as to the sale of aframax vessel Proteas and panamax vessel Inca that were sold in April and August 2022, respectively. The respective decrease was offset in part by the delivery of vessels Porto and Dias I during the second half of 2022.

Average operating expenses per ship per day increased by $1,125 to $9,492 for the second quarter of 2023 from $8,367 in the second quarter of 2022, an increase of 13.4%, mainly attributable to a rise in insurances and other operating expenses. For the six-month periods, average daily operating expenses per vessel increased by $1,293 to $9,349 in the first half of 2023 from $8,056 in the first half of 2022, due to higher repairs and maintenance related costs and insurances during the second quarter of 2023, as stated above.

5

Depreciation and amortization

Depreciation and amortization charges totaled $35.2 million in the second quarter of 2023 compared to $34.1 million in the second quarter of 2022, a 3.2% increase. For the first half of 2023 depreciation and amortization increased to $70.4 million from $67.5 million for the first half of 2022.

Depreciation amounted to $30.3 million in the second quarter of 2023 and $29.6 million in the second quarter of 2022, a 2.3% increase. For the first six months of 2023, depreciation was $60.0 million compared to $59.0 million in the first six months of 2022, a $1.0 million increase. The increase being due to the acquisition of the suezmax tankers Eurochampion 2004 and Euronike at the beginning of 2023, previously classified as operating leases, incurring no depreciation, and the acquisition of the VLCC Dias I and the shuttle tanker Porto in the second half of 2022, counterbalanced by the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon and the two handysize vessels Arion, Amphitrite at the beginning of 2023.

Amortization of deferred dry-docking charges and leasehold improvements amounted to $4.9 million during the second quarter of 2023, compared to $4.5 million during the second quarter of 2022, a $0.4 million increase. For the six-month period ended June 30, 2023, amortization of deferred dry-docking charges and leasehold improvements was $10.1 million compared to $8.5 million for the corresponding period of 2022. The increase in both the three- and six-month periods of 2023 relates primarily to the amortization of the aframax tankers Parthenon TS, Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS that underwent their first dry-dock special survey in 2022 year.

The amortization of the right-of-use assets under finance lease amounted to $0.3 million in the first half of 2023 compared to $nil in the respective period in 2022.

Gain on sale of vessels

During the first half of 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165.9 million, incurring gain on sales of $81.2 million. During the second quarter of 2023, there were no vessel sales. During the second quarter of 2022, the Company sold its aframax tanker, Proteas, for net proceeds of $19.8 million, recognizing a net gain on sale of $0.3 million.

Impairment

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end and when indications exist. As of June 30, 2023, vessel values had increased compared to the respective period during the prior year. In the first half of 2023, five of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 10.5 years as of June 30, 2023, and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used at June 30, 2023 and 2022. In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of June 30,2023, and June 30, 2022, indicated no impairment charge.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) increased to $12.3 million in the second quarter of 2023 compared to $7.4 million in the second quarter of 2022, an increase of $4.9 million. For the first six months of 2023 general and administrative expenses increased by $5.3 million, compared to the equivalent period of 2022.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.4 million and $5.6 million during the quarters ended June 30, 2023, and 2022, respectively. For the six months ended June 30, 2023, management fees slightly increased by $0.2 million, to $11.4 million compared to $11.2 million in the first half of 2022. Since February 2023, all the vessels in the fleet were technically managed by Tsakos Shipping and Trading (previously technically managed by Tsakos Columbia Shipmanagement, S.A.), apart from the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Eurochampion 2004, Decathlon, the aframaxes Maria Princess, Ise Princess and Sapporo Princess, and the handymax tankers Afrodite and Ariadne (up to their sale), which have been managed by third-party managers. On January 1, 2023, vessel monthly fees payable to the management company for owned conventional operating vessels increased to $30,000 from $28,500. Monthly fees for the VLCC Dias I, for shuttle tankers Rio 2016, Brasil 2014, Lisboa, Porto, for vessels chartered out on a bare-boat basis and for vessels under construction had no increase. Monthly fees for third-party managed vessels increased to $29,742 from $29,117, for the suezmax tanker Eurochampion 2004, the suezmax tanker Decathlon decreased to $28,384 from $28,500, the aframax tankers Sapporo Princess and Maria Princess, the VLCCs Ulysses, Hercules I and the monthly management fees for LNG carriers Maria Energy and Neo Energy increased to $45,105 from $42,447 and Tenergy to $36,667 from $34,333, respectively.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.9 million during the second quarter ended June 30, 2023, compared to $1.7 million during the previous year’s second quarter, an increase of 8.9% mainly due to increased sponsorship.

In the first six months of 2023, an incentive award of $5.0 million was granted to the management company. No incentive award was granted in the first six months of 2022.

6

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $2,337 and $1,244 for the second quarter of 2023 and 2022, respectively. For the six-month period ended June 30, 2023, the daily overhead per vessel was $1,793 compared to $1,195 for the six-month period ended June 30, 2022.

Operating income

Income from vessel operations was $82.6 million during the second quarter of 2023, compared to $57.4 million during the second quarter of 2022, the increase being mainly attributed to increased revenue earned for the second quarter of 2023 compared to the equivalent period of 2022. During the first half of 2023, operating income from vessel operations was $281.7 million, compared to $66.9 million during the first half of 2022, the increase being attributed to a strengthened market, with freight rates presenting an upturn compared to 2022, operating expenses, excluding gain on sale of vessels, presented a decrease of $17.6 million to $282.2 million for the six-month period ended June 30, 2023 from $299.8 million for the six-month period ended June 30, 2022, which is mainly attributed to decreased voyage expenses, counterbalanced by slight increases in operating, general and administrative and depreciation and amortization expenses.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$ million	$ million	$ million	$ million
Loan interest expense	26.3	10.5	51.4	18.6
Interest expenses on sale and leaseback	—	—	0.1	0.1
Interest rate swaps cash settlements, net	—	2.0	(0.2)	4.3
Reclassification from other comprehensive income to interest and finance cost	—	(0.8)	—	(1.1)
Less: Interest capitalized	(1.2)	(0.3)	(2.1)	(0.5)
Interest expense, net	25.1	11.4	49.2	21.4
Change in fair value of hedging and non-hedging interest rate swaps	(1.0)	(1.3)	(0.6)	(1.6)
Bunker non-hedging instruments cash settlements	—	—	—	(9.9)
Change in fair value of non-hedging bunker instruments	—	—	—	2.0
Amortization of loan expenses	0.8	0.8	2.1	2.0
Amortization of deferred gain on termination of financial instruments	(1.3)	—	(2.6)	—
Discount of long-term receivables	—	—	—	0.3
Bank loan charges	0.1	0.1	0.1	0.1
Interest expense on redeemable preferred shares	0.6	—	0.7	—
Net total	24.3	11.0	48.9	14.3

Interest and finance costs, net, were $24.3 million for the second quarter of 2023, compared to $11.0 million for the second quarter of 2022, a 121.4% increase, mainly attributed to the higher interest of $15.7 million which was partially compensated for by a decrease of $2.0 million in cash settlements on interest rate swaps. Average interest rate paid on outstanding debt increased to 6.62% for the second quarter of 2023 from 3.12% in the second quarter of 2022, and interest (net of interest rate swaps and other comprehensive income reclassification) increased by $13.7 million for the second quarter of 2023 compared to the second quarter of 2022.

For the six months ended June 30, 2023, interest and finance costs, net, were $48.9 million compared to $14.3 million for the six months ended June 30, 2022, a 241.8% increase. Interest (excluding the impact of interest rate swaps) increased to $51.4 million in the six months ended June 30, 2023, from $18.6 million in the six months ended June 30, 2022, due to the increase in the average loan interest rate to 6.5% from 2.4%. For the six-month period ended June 30, 2023, interest received on swaps amounted to $0.2 million compared to $4.3 million interest paid, net, for the six-month period ended June 30, 2022.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $1.2 million and $2.1 million for the three and six-month periods ended June 30, 2023, compared to $0.3 million and $0.5 million for the equivalent periods of 2022. During the first half of 2023, the Company had four aframax, two suezmax and two DP2 shuttle tankers under construction, compared to four aframax tankers in the respective prior year period.

On March 22, 2023, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The change in fair value has been included in change in fair value of hedging and non-hedging interest rate swaps and amounted to $1.1 million (positive) for the second quarter of 2023 and $0.6 million (positive) for the six-month period of 2023. At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap which matured on April 3, 2023.

7

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The collected amounts for seven of those interest rate swaps were presented in accumulated other comprehensive income, considering the forecasted transactions as still probable, and are amortized until the expiration date of each interest rate swap. The amortization for the second quarter of 2023 amounted to $1.3 million (positive) and $2.6 million (positive) for the six-month period of 2023.

During the first half of 2023, the Company entered into four bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of those agreements at June 30, 2023, was less than $0.1 million (negative). The change in the fair values as of June 30, 2023, was less than $0.1 million (negative).

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $0.7 million, were recognized as interest expense.

Loan expenses amortization amounted to $0.8 million for the second quarter of 2023 and 2022 and $2.1 million and $2.0 million for the first half of 2023 and 2022, respectively.

Interest income

During the second quarters of 2023 and 2022, interest income was $4.1 million and $0.2 million, respectively. For the six-month periods ended June 30, 2023 and 2022, interest income was $6.9 million and $0.4 million, respectively. The increase is mostly attributed to higher cash reserves and higher interest rates over the six-month period of 2023.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessel Inca (until August 17, 2022, the date of vessel sale), Selini, Salamina, and the handysize vessels Byzantion and Bosporos.

There was net income attributable to the non-controlling interest in the first half of 2023 amounting to $2.4 million, compared to $1.5 million in the equivalent prior year period. The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, affecting the net income attributable to non-controlling interest by $0.7 million in the first half of 2023 and net income of $0.8 million in the equivalent prior year period. For the six months ended June 30, 2023, the net income attributable to the non-controlling interest of Mare Success S.A. was $1.7 million compared to $0.7 million for the equivalent period of 2022.

On January 20, 2023, Shyris Shipping redeemed 100,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares and repaid the amount of $1.0 million. During the first half of 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares and repaid the amount of $0.75 million, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity.

The net income attributable to the non-controlling interest of Mare Success S.A during the second quarter of 2023 amounted to $1.1 million, compared to $0.3 million in the prior year second quarter.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the second quarter of 2023 was $48.7 million, or $1.65 income per share basic and diluted, taking into account the impact of preferred share dividends of $11.9 million, compared to $37.2 million, or $1.31 income per share basic and diluted, taking into account the impact of preferred share dividends of $8.7 million and undistributed income to Series G Convertible Preferred Share participants of $0.4 million, for the second quarter of 2022. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2023 was $216.6 million, or $7.34 earnings per share basic and diluted, including the effect of dividends on our preferred shares of $17.4 million and deemed dividend on Series D Preferred Shares of $3.3 million, compared to $34.0 million, or $1.26 income per share basic and diluted, including the effect of dividends on our preferred shares of $17.4 million and undistributed income to Series G Convertible Preferred Shares of $0.4 million, for the six months ended June 30, 2022.

8

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $141.2 million in the first six months of 2023, will again require us to expend cash in the remainder of 2023 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition, construction and refinancing of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $529.2 million as of June 2023, compared to $304.4 million as of December 31, 2022, mainly affected by the improvement of tanker charter rates, as well as vessel sales, during the first half of 2023.

Working capital (non-restricted net current assets) amounted to a positive $219.4 million as of June 30, 2023, compared to a positive $110.1 million as of December 31, 2022. The increase is mainly attributed to high cash reserves and decreased trade accounts receivable.

Current assets increased to $644.0 million at June 30, 2023 from $513.1 million at December 31, 2022, mainly due to the increase in cash and cash equivalents and cash advances, counterbalanced by a $40.6 million decrease in trade accounts receivables and $61.6 million from the sale of six handymax vessels, which were classified as held for sale at December 31, 2022. Current liabilities increased to $416.9 million at June 30, 2023 from $369.7 million at December 31, 2022, mainly due to the declaration of Series D preferred shares redemption in July 2023 amounting to $87.9 million, the declaration of dividends to common shareholders payable in December 2023 amounting to $8.9 million and the increase of accrued liabilities, attributed to increased accrued interest from $16.9 million as of December 31, 2022 to $18.8 million as of June 30, 2023 and accrued dry-docking expenses from $19.2 million at December 31, 2022 to $28.1 million at June 30, 2023.

Net cash provided by operating activities was $258.5 million in the six-month period ended June 30, 2023, compared to $73.6 million in the first six months of 2022. The $184.9 million increase is primarily attributable to a stronger tanker market with high TCE rates increasing voyage revenues by $116.3 million as fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $255.6 million during the first six months of 2023, compared to $245.0 million in the first six months of 2022, an increase of $10.6 million or 4.3%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above. Inventories, mainly consisting of bunker fuel, decreased by $5.2 million in the first half of 2023, with a $4.8 million negative turnaround compared to the six-month period ended June 30, 2022, due to lower bunker prices. Unearned revenue, arising from collection of time-charter hire for services not rendered in the first half of 2023, increased by $7.3 million as the number of vessels trading under time-charter increased, which also led to a decrease of $ 29.5 million on receivables and advances, compared to prior year period. Payments for dry-docking expenses decreased by $7.0 million in the first half of 2023, due to six vessels undergoing scheduled drydock compared to nine vessels during the six-month period ended June 30, 2022. Accrued liabilities increased by $8.1 million in the six months ended June 30, 2023, due to accrued interest expenses, which is attributed to high interest rates, compared to an increase of $13.5 million in the six months ended June 30, 2022. As of June 30, 2023, the Company had deposited cash collateral of $4.3 million related to its derivative instruments, which remained the same since December 31, 2022. Net cash provided by operating activities increased to $143.5 million in the second quarter of 2023, compared to $49.3 million in the previous year’s second quarter. The $94.2 million increase is primarily attributable to the increase in voyage revenues by $4.8 million, or 2.2%, due to a stronger tanker market with higher charter rates.

Net cash used in investing activities was $49.3 million for the second quarter of 2023, compared to $14.0 million provided by investing activities for the equivalent period of 2022, due to shipyard installments and expenses paid for under construction vessels amounting to $45.8 million, and improvements on existing vessels amounting to $3.5 million.

Net cash provided by investing activities was $37.0 million for the six months ended June 30, 2023, compared to $144.2 million used in investing activities during the six months ended June 30, 2022. Cash outflow from investing activities during the first six months of 2023 was due to yard installments and expenses for eight vessels under construction, two DP2 shuttle tankers, two suezmax tankers and four aframax tankers, amounting to $97.3 million, $27.5 million for the acquisition of the two suezmaxes, Eurochampion 2004 and Euronike, and $4.1 million for improvements on existing vessels. During the first half of 2023, the Company had cash inflows of $165.9 million from the sale of the handymax tankers, Afrodite, Ariadne, Aris, Ajax, Apollon, Artemis and the two handysize tankers Arion and Amphitrite. In the first half of 2022, cash outflow from investing activities related to payments for five vessels under construction amounting to $26.8 million, $131.6 million for the acquisition of the LNG carrier, Tenergy, and $5.6 million for improvements on existing vessels, while cash inflows of $19.8 million was generated by the sale of the aframax tanker, Proteas.

As at June 30, 2023, the Company had eight vessels under construction and the remaining yard installments to be paid for those vessels amounted to $591.7 million ($144.9 million in the second half of 2023, $180.4 million in 2024 and $266.4 million in 2025), the majority of which will be covered through secured debt that we have arranged or that we expect to arrange. In the third quarter of 2023, we ordered two scrubber-fitted MR product tankers for delivery in 2026 for a total purchase price of $87.8 million, of which $8.8 million will be paid in 2023, $4.4 million in 2024, $21.9 million in 2025 and $52.7 million in 2026.

9

Net cash used in financing activities was $35.8 million for the second quarter of 2023, compared to $34.5 million for the equivalent period of 2022. During the second quarter of 2023, the Company drew down $119.0 million and prepaid $124.6 million as part of refinancing of existing vessels, drew down $25.9 million and paid to the shipbuilding yard for three aframax tankers under construction, Hull 5081, Hull 5082 and Hull 5083, repaid loans amounting to $37.6 million and paid dividends amounting to $17.5 million.

Net cash used in financing activities was $70.9 million for the first half of 2023, compared to $115.2 million provided by financing activities during the prior year first half. During the first half of 2023, the Company drew down $40.7 million for the financing of the four aframax tankers under construction Hull 5081, Hull 5082, Hull 5083 and Hull 5084, $263.4 million for the refinancing of the existing loans for the aframax tanker Asahi Princess, Sola TS, Oslo TS, Stavanger TS, Marathon TS, Parthenon TS, the suezmax tanker Decathlon, the handysize tanker Andromeda and the LNG carrier Neo Energy. In addition, the Company paid in scheduled installments the amount of $102.3 million and prepaid the amount of $48.6 million due to the sale of handymax tankers, Afrodite, Ariadne, Aris, Ajax, Apollon, Artemis and the two handysize tankers Arion and Amphitrite and the amount of $192.6 million as part of the refinancing of existing loans. Proceeds from new bank loans in the first half of 2022 amounted to $341.5 million, repayments of debt amounted to $73.1 million, and prepayments amounted to $164.0 million.

Total debt outstanding decreased from $1.59 billion at December 31, 2022, to $1.55 billion at June 30, 2023. The debt to capital (equity plus debt) ratio was 48.6% at June 30, 2023 (or 38.3% on a net of cash basis). As of June 30, 2023, we had minimum net lease payment obligations totaling $59.8 million under sale-leaseback arrangements with respect to five of our vessels.

During the first half of 2022, the Company issued 4,064,266 common shares for net proceeds of $33.4 million, 165 Series D Preferred Shares, 2,239 Series E Preferred Shares and 5,888 Series F Preferred Shares for total net proceeds of $0.2 million.

On January 30, 2023, and May 1, 2023, the Company paid dividends of $0.59375 per share, $8.0 million in aggregate, on its 9.50% Series F Preferred Shares. On January 31, 2022, and April 27, 2022, the Company paid dividends of $0.59375 per share, $8.0 million in aggregate, on its 9.50% Series F Preferred Shares. On July 31, 2023, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

On February 28, 2023, and May 30, 2023, the Company paid dividends of $0.54687 per share, $3.8 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.5 million in total, on its Series E Preferred Shares. On February 28, 2022, and May 25, 2022, the Company paid dividends of $0.54687 per share, $3.8 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.5 million in total, on its Series E Preferred Shares. On May 30, 2023, the Company declared the redemption of all of its 3,517,061 Series D Preferred Shares, $25.00 per share and the payment of the final dividend of $0.243056 per share, on the same date, July 7, 2023.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.8 million in the period ended June 30, 2023, and $0.9 million in the period ended June 30, 2022.

On April 12, 2022, the Board of Directors of Shyris Shipping authorized the redemption of 75,000 of the outstanding Shyris Shipping Preferred Shares. On April 15, 2022, the Company repaid the amount of $0.75 million. In the first half of 2023, Shyris Shipping redeemed 100,000 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $1.0 million. On July 25 and September 1, 2023, Shyris Shipping redeemed 500,000 and 1,438,841 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $5.0 million and $14.4 million, respectively. Following these redemptions, no Series Shyris Shipping Preferred Shares remained outstanding.

On May 30, 2023, the Company declared an annual dividend of $0.60 per common share, $0.30 of which was paid on June 15, 2023, to shareholders of record as of June 9, 2023, and $0.30 payable in December 2023. On April 14, 2022, the Company declared a dividend of $0.10 per common share, which was paid on July 20, 2022. On September 7, 2023, the Company declared a special dividend of $0.40 per common share, payable on October 26, 2023 to shareholders of record as of October 20, 2023.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2023 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2023, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its twenty-nine loan agreements totaling $1.38 billion. See Note 7, Long Term Debt and other financial liabilities, to our unaudited consolidated financial statements included elsewhere in this report.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, significantly increasing the interest rates payable under our floating rate financing agreements. To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead, as well as our management fees, which increased in the first half of 2023. Inflation has been increasing throughout the world economy and if these conditions continue they could result in further increase operating and financing expenses.

10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31,2022 (Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2023 (UNAUDITED)	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$529,217	$304,367
Restricted cash	4,877	5,072
Margin deposits (Note 13)	4,270	4,270
Trade accounts receivable, net	37,594	78,198
Capitalized voyage expenses	888	1,904
Due from related companies (Note 2)	7,167	8,889
Advances and other	33,905	15,560
Vessels held for sale	—	61,626
Inventories	20,986	26,217
Prepaid insurance and other	4,238	6,818
Current portion of financial instruments - Fair value (Notes 8, 13)	854	193
Total current assets	643,996	513,114
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	58	—
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	47,748	58,706
RIGHT OF USE ASSET UNDER FINANCE LEASES (Note 4)	—	41,851
LONG TERM RECEIVABLES (Note 4)	23,558	23,307
FIXED ASSETS (Note 5)
Advances for vessels under construction	143,997	46,650
Vessels	3,571,330	3,552,607
Accumulated depreciation	(1,026,877)	(972,032)
Vessels’ Net Book Value	2,544,453	2,580,575
Total fixed assets	2,688,450	2,627,225
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 6)	45,545	44,372
Total assets	$3,449,355	$3,308,575
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long - term debt and other financial liabilities (Note 7)	$168,930	$201,046
Payables	44,594	48,156
Due to related companies (Note 2)	6,469	7,439
Dividends payable	8,850	—
Series D Redeemable Preferred Shares (Note 9)	87,927	—
Accrued liabilities	44,256	36,196
Unearned revenue (Note 3)	33,366	26,049
Current portion of obligations under operating leases (Note 4)	21,381	21,737
Current portion of financial liability under operating leases (Note 4)	1,051	1,031
Current portion of financial liability under finance leases (Note 4)	—	28,033
Current portion of financial instruments - Fair value (Notes 8, 13)	61	—
Total current liabilities	416,885	369,687
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 7)	1,369,156	1,376,831
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	26,367	36,969
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 4)	1,638	2,164
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	178	5
STOCKHOLDERS’ EQUITY (Note 9):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at June 30, 2023 and 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2022	11,493	15,010
Common shares, $ 5.00 par value; 60,000,000 shares authorized at June 30, 2023 and December 31, 2022; 30,183,776 shares issued and 29,505,603 shares outstanding at June 30, 2023 and December 31, 2022	150,919	150,919
Additional paid-in capital	912,214	993,368
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income	5,037	7,665
Retained earnings	510,614	311,726
Total Tsakos Energy Navigation Limited stockholders’ equity	1,583,486	1,471,897
Non-controlling Interest	51,645	51,022
Total stockholders’ equity	1,635,131	1,522,919
Total liabilities and stockholders’ equity	$3,449,355	$3,308,575

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2023	2022
VOYAGE REVENUES (Note 3):	$221,454	$216,699
EXPENSES:
Voyage expenses	38,892	62,738
Charter hire expense	5,731	8,711
Vessel operating expenses	46,669	46,630
Depreciation and amortization	35,264	34,168
General and administrative expenses	12,336	7,383
Gain on sale of vessel (Note 5)	—	(299)
Total expenses	138,892	159,331
Operating income	82,562	57,368
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(24,334)	(10,992)
Interest income	4,125	226
Other, net	(241)	349
Total other expenses, net	(20,450)	(10,417)
Net income	62,112	46,951
Less: Net income attributable to the non-controlling interest	(1,471)	(726)
Net income attributable to Tsakos Energy Navigation Limited	$60,641	$46,225
Effect of preferred dividends	(8,673)	(8,704)
Undistributed income to Series G participants	—	(370)
Deemed dividend on Series D preferred shares	(3,256)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$48,712	$37,151
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common Stockholders	$1.65	$1.31
Weighted average number of shares, basic	29,505,603	28,398,404
Weighted average number of shares, diluted	29,505,603	28,704,595

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023, AND 2022

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2023	2022
VOYAGE REVENUES (Note 3):	$482,667	$366,403
EXPENSES:
Voyage expenses	84,789	110,941
Charter hire expense	12,522	17,326
Vessel operating expenses	94,943	89,804
Depreciation and amortization	70,403	67,518
General and administrative expenses	19,493	14,177
Gain on sale of vessels (Note 5)	(81,198)	(299)
Total expenses	200,952	299,467
Operating income	281,715	66,936
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(48,848)	(14,292)
Interest income	6,888	416
Other, net	(180)	182
Total other expenses, net	(42,140)	(13,694)
Net income	239,575	53,242
Less: Net income attributable to the non-controlling interest	(2,379)	(1,499)
Net income attributable to Tsakos Energy Navigation Limited	$237,196	$51,743
Effect of preferred dividends	(17,346)	(17,377)
Undistributed income to Series G participants	—	(353)
Deemed dividend on Series D Preferred Shares	(3,256)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$216,594	$34,013
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common Stockholders	$7.34	$1.26
Weighted average number of shares, basic	29,505,603	26,992,886
Weighted average number of shares, diluted	29,505,603	27,299,077

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2023, AND 2022

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2023	2022

Net income	$62,112	$46,951
Other comprehensive income
Unrealized (loss) income from hedging financial instruments
Unrealized (loss) income on interest rate swaps, net (Note 13)	(1,190)	4,802
Comprehensive income	60,922	51,753
Less: comprehensive income attributable to the non-controlling interest	(1,471)	(726)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$59,451	$51,027

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023, AND 2022

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2023	2022

Net income	$239,575	$53,242
Other Comprehensive income
Unrealized income (loss) from hedging financial instruments
Unrealized (loss) income on interest rate swaps, net (Note 13)	(2,628)	21,176
Comprehensive income	236,947	74,418
Less: comprehensive income attributable to the non-controlling interest	(2,379)	(1,499)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$234,568	$72,919

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023, AND 2022

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder’ Equity
BALANCE January 1, 2022	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income	—	—			—	51,743		51,743	1,499	53,242
Issuance of common shares		20,321	13,108					33,429		33,429
Partial redemption of Class B preferred shares of subsidiary									(750)	(750)
Sale of Series D Preferred Shares	0		1					1		1
Sale of Series E Preferred Shares	2		50					52		52
Sale of Series F Preferred Shares	6		133					139		139
Cash dividends declared ($0.10 per common share)						(2,863)		(2,863)		(2,863)
Dividends paid on Class B preferred shares of subsidiary									(865)	(865)
Dividends paid on Series D preferred shares						(3,846)		(3,846)		(3,846)
Dividends paid on Series E preferred shares						(5,488)		(5,488)		(5,488)
Dividends paid on Series F preferred shares						(8,012)		(8,012)		(8,012)
Dividends declared on Series G preferred shares						(31)		(31)		(31)
Other comprehensive income							21,176	21,176		21,176
BALANCE June 30, 2022	$15,469	$146,542	$986,874	678,173	$(6,791)	$181,008	$4,001	1,327,103	$50,872	$1,377,975

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder’ Equity
BALANCE January 1, 2023	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income	—	—			—	237,196		237,196	2,379	239,575
Partial redemption of Class B preferred shares of subsidiary									(1,000)	(1,000)
Redemption of Series D Preferred Shares	(3,517)		(81,154)			(3,256)		(87,927)		(87,927)
Cash dividends paid ($0.30 per common share)						(8,856)		(8,856)		(8,856)
Cash dividends declared ($0.30 per common share)						(8,850)		(8,850)		(8,850)
Dividends paid on Class B preferred shares of subsidiary									(756)	(756)
Dividends paid on Series D preferred shares						(3,848)		(3,848)		(3,848)
Dividends paid on Series E preferred shares						(5,486)		(5,486)		(5,486)
Dividends paid on Series F preferred shares						(8,012)		(8,012)		(8,012)
Other comprehensive loss							(2,628)	(2,628)		(2,628)
BALANCE June 30, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$510,614	$5,037	1,583,486	$51,645	$1,635,131

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (Expressed in thousands of U.S.Dollars)

	Six months ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net income	$239,575	$53,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	59,995	59,043
Amortization of deferred dry-docking costs and leasehold improvements	10,102	8,475
Amortization of deferred finance costs	2,083	1,992
Amortization of right of use assets for finance lease	306	—
Amortization of revenue escalation	(5,527)	—
Interest expense on long - term receivable, net	(251)	40
Change in fair value of derivative instruments	(3,510)	(1,285)
Gain on sale of vessels	(81,198)	(299)
Payments for dry-docking	(12,253)	(19,244)
Proceeds from swaps terminations	—	260
(Increase) Decrease in:
Receivables and other, net	29,508	(27,187)
Margin deposits	—	1,579
Inventories	5,231	(10,033)
Prepaid insurance and other	2,580	(1,263)
Capitalized voyage expenses	1,016	(629)
Increase (Decrease) in:
Payables and other	(4,532)	(2,658)
Accrued liabilities	8,060	13,458
Unearned revenue	7,317	(1,938)
Net Cash provided by Operating Activities	$258,502	$73,553
Cash Flows from Investing Activities:
Advances for vessels under construction	(97,347)	(26,773)
Vessel acquisitions and/or improvements	(31,572)	(137,181)
Proceeds from sale of vessels	165,944	19,795
Net Cash provided by (used in) Investing Activities	$37,025	$(144,159)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	304,124	341,492
Financing costs	(2,488)	(3,842)
Payments of long-term debt and other financial liabilities	(343,510)	(237,105)
Payments of operating and finance leases	(1,040)	—
Partial redemption of Class B preferred shares of subsidiary	(1,000)	(750)
Proceeds from stock issuance program	—	33,429
Proceeds from preferred stock issuance program, net	—	192
Cash dividends	(26,958)	(18,211)
Net Cash (used in) provided by Financing Activities	$(70,872)	$115,205
Net increase in cash and cash equivalents and restricted cash	224,655	44,599
Cash and cash equivalents and restricted cash at beginning of period	309,439	127,197
Cash and cash equivalents and restricted cash at end of period	$534,094	$171,796
Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	529,217	161,148
Restricted cash	4,877	10,648
Total Cash and cash equivalents and restricted cash	$534,094	$171,796

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

1.       Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2022, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 6, 2023 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

Impact of COVID-19 and conflict in Ukraine on the Company’s Business

The impact of the COVID-19 pandemic and the conflict in Ukraine will continue to negatively affect the global economy (i.e. inflation, interest rates) and demand for oil and charter rates, which may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2023, except as discussed below:

Accounting for Leases (Company act as lessee) – Subsequent measurement finance leases: After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income. Upon exercise of the option to purchase the underlying asset and settlement of the remaining lease liability, if the right-of-use asset was not previously presented together with vessels, the Company reclassifies the right-of-use asset to Fixed Assets under the consolidated balances sheets and applies Topic 360 to the asset beginning on the date the purchase option was exercised.

Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share (now a debt instrument) as a dividend for earnings per share purposes.

New Accounting Pronouncements - Reference Rate Reform:

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-01 could be adopted as of March 12, 2020, through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 as mentioned above provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. As of June 30, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR or another eligible reference rate remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period. The Company will continue to evaluate the potential impact of adopting other expedients on its consolidated financial statements.

F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

2.       Transactions with Related Parties

a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, in accordance with the terms of the Management Agreement, if both parties agree. On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne and the aframax Ise Princess were $27.5, for vessels chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, for the DP2 shuttle tankers were $35.0, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, monthly fees amounted to $29.1, the handymaxes Afrodite and Ariadne and the aframax Ise Princess remained at $27.5, for vessels chartered out on a bare-boat basis and for vessels under construction monthly fees amounted to $21.0, for the DP2 shuttle tankers at $36.0, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $42.4 and $34.3 for the LNG carrier Tenergy. Monthly fees for the VLCC Dias I, which is managed by a third-party manager, amounted to $28.7, upon its delivery November 2022. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager (since July 2022), amounted to $28.5. On January 1, 2023, monthly fees for operating conventional vessels were $30.0, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I monthly fees amounted to $29.7, the handymaxes Afrodite and Ariadne $28.9, the aframax Ise Princess at $28.9, for vessels chartered out on a bare-boat basis and for vessels under construction monthly fees amounted to $21.0, for the DP2 shuttle tankers at $36.0, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $45.1 and $36.7 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28.7. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager amounted to $28.4.

The Management Company, for services rendered, charged $4,809 for the second quarter of 2023 and $5,041 for the prior year second quarter. Charges for the first half of 2023 amounted to $10,030 and $10,005 for the prior year respective period.

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the first half of 2023, an award of $5,000 was granted to the Management Company and is included in the general and administrative expenses in the accompanying consolidated statements of comprehensive income. No incentive award was granted in the first six months of 2022.

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer, who is also a Director (and until June 16, 2023, the President) of the Holding Company, is also the sole stockholder of the Management Company. Following the Annual General Meeting of June 16, 2023, George Saroglou, who is the Holding Company’s Chief Operating Officer, has been also appointed President of the Holding Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2023, are $10,371 for the remainder of 2023, $21,066 for 2024, $20,796 for 2025, $20,490 for 2026, $20,130 for 2027 and $87,221 from 2028 to 2032.

Management fees for vessels are included in General and administrative expenses in the accompanying Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels. During the six months ended June 30, 2023, and June 30, 2022, $879 and $599, respectively were charged and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction. For the second quarter of 2023, the amount of $473 was charged, compared to $302 in the second quarter of 2022.

As of June 30, 2023, the amount due from the Management Company was $14 ($165 due to the Management Company at December 31, 2022).

(b) Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company had appointed TCM to provide technical management to the Company’s vessels, up to February 2023, where Tsakos Shipping assumed all technical management responsibilities for all vessels under the TCM structure. TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TCM/TSM for technical services charged $171 for the second quarter of 2023 and $476 for the prior year second quarter. For the first half of 2023, charges amounted to $374 compared to $1,058 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

On May 2, 2023, TCM was renamed to Tsakos Shipmanagement S.A.(“TSM”).

As of June 30, 2023, the amount due from TSM was $7,153 ($8,889 at December 31, 2022).

F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company appointed Tsakos Shipping to provide technical management to the Company’s vessels from February 2023. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TST for technical services rendered charged $256 for the second quarter of 2023 and $nil for the prior year second quarter. For the first half of 2023, charges amounted to $327 compared to $nil for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2023 and 2022, Tsakos Shipping charged for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite a brokerage commission of $848 and $206 for the sale of aframax tanker Proteas, respectively. During the first half of 2023, a ship brokerage company affiliated with a non executive member of the Board of Directors, received a fee of $250 for brokerage services provided to the Company in relation to the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax, presented in Other, net, in the accompanying consolidated statements of comprehensive income. Tsakos Shipping may also charge a fee of $250 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2023, $500 in aggregate was charged for supervision fees of the LNG carrier, Tenergy and the DP2 shuttle tanker, Porto. In the first half of 2022 no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

Tsakos Shipping for chartering services rendered charged $2,687 for the second quarter of 2023 compared to $2,709 for the prior year second quarter. For the first half of 2023, the charge amounted to $5,924 compared to $4,529 for the prior year first half.

The amount due to Tsakos Shipping as of June 30, 2023, was $3,754 ($3,217 at December 31, 2022). There is also as of June 30, 2023, an amount of $328 ($506 at December 31, 2022) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with Tsakos Shipping. During the six-month period ended June 2023, the Company incurred insurance recoveries amounting to $3,593 from loss of hire recorded in voyage revenues and insurance recoveries of $3,216 from damages to fixed assets recorded in vessel operating expenses, presented in Company’s consolidated statements of comprehensive income, respectively. For the second quarter of 2023, Argosy, for services rendered, charged $3,351 compared to $2,890 for the prior year quarter. For the first half of 2023, charges amounted to $6,642 compared to $5,141 for the prior year first half. The amount due to Argosy as at June 30, 2023, was $2,220 ($3,569 at December 31, 2022). There is also an amount of $1,474 ($259 at December 31, 2022) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2023, AirMania, for services rendered, charged $1,661 compared to $1,636 in the prior year quarter. For the first half of 2023, charges amounted to $3,223 compared to $2,892 for the prior year’s first half.

The amount due to AirMania as of June 30, 2023, was $495 ($488 at December 31, 2022).

3.       Revenue from contracts with customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $84,234 and $119,487 for the second quarter of 2023 and 2022, respectively, and for the first half of 2023, amounted to $209,184 compared to $185,714 for the prior year first half.

Time, bareboat charters and pooling arrangements: Revenues from time charter hire arrangements amounted to $137,220 and $97,212 for the second quarter of 2023 and 2022, respectively, and for the first half of 2023, amounted to $273,483 compared to $180,689 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided. It primary relates to charter hire received in advance at the amount of $22,642 as of June 30, 2023 ($13,574 at December 31, 2022) and to revenue resulting from charter agreements with varying rates at the amount of $10,724 as of June 30, 2023 ($12,475 at December 31, 2022).

F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

4.       Right-of-use assets and lease liabilities

Operating leases

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of June 30, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $11,334. In accordance with ASC 842, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of June 30, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $4,295. In accordance with ASC 842, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of June 30, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $7,929. In accordance with ASC 842, the Company accounts for the transaction as an operating lease.

At June 30, 2023 and December 31, 2022, the Company assessed the recoverability of the seller’s credits and there was no indication of impairment.

As at June 30, 2023, the Company recognized on its consolidated balance sheet a right-of-use asset of $26,968 for the two suezmaxes Arctic and Antarctic, $7,071 for the aframax tanker Sakura Princess, $13,709 for the two suezmaxes Archangel and Alaska, respectively, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not made any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 3.59% for the sale and leaseback agreement each of the two suezmaxes, Archangel and Alaska, 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 1.53, 2.48 and 2.99 years, respectively, as at June 30, 2023 and 2.02, 2.98 and 3.49 years, respectively, as at December 31, 2022.

As at June 30, 2023 and December 31, 2022, both the right-of use asset and the corresponding obligation under operating leases were $47,748 (current portion $21,381 and non-current portion $26,367) and $58,706 (current portion $21,737 and non-current portion $36,969), respectively. The financial liability recognized for aframax Sakura Princess was $2,689 (current portion $1,051 and non-current portion $1,638) as of June 30, 2023, and $3,195 (current portion $1,031 and non-current portion $2,164) as of December 31, 2022.

Period/ Year	Lease Commitment
July 1 to December 31, 2023	$12,970
2024	25,958
2025	15,332
2026	4,992
Minimum net lease payments	$59,252
Less: present value discount	(8,815)
Total obligations under operating leases and financial liability (current and non-current portion)	$50,437

The Company has subleased all five vessels and has recognized sublease revenue, net of voyage expenses of $19,856 for the second quarter of 2023 and seven vessels that the Company has recognized $16,944 for the second quarter 2022. The amount of $49,540 was recognized for the first half of 2023 compared to $19,450 in the prior year first half for all five vessels.

F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

Finance leases

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, whereby had the option to extend the charter period for one year and additional two purchase options to repurchase the vessels. The Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, classified the transaction as a finance lease, as of the effective date of the modification. During February 2023, the Company exercised one of the purchase options and repurchased both vessels at a purchase price of $13,750 each , net of the seller’s credit amount of $6,500 for each vessel. The Company’s lease liability under finance leases was increased by $60 during the period from January 1, 2023 through February 2023, when the purchase option was exercised presented in the Company’s consolidated statements of comprehensive income under interest and finance costs, net, using incremental borrowing rate of 3.9%, while reduced by $533 to reflect the lease payments made during the period, resulting in a total amount of $27,500 against $28,033 as of December 31, 2022, for both vessels. The amount of the right-of-use-assets was amortized on a straight-line method based on the estimated remaining economic lives of the vessels and was presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. The Company’s right-of-use-assets were amortized by $306 through the purchase option date resulting in a total amount of $41,545 as of such date compared against $41,851 as of December 31, 2022. The weighted average remaining lease term for each of the two suezmaxes, Eurochampion 2004 and Euronike was 0.05 years, as at December 31, 2022. Upon such purchase option exercise, as per ASC 842 the financial liability has been settled and the amount of $41,545 mentioned above, was presented in the Company’s consolidated balance sheets under vessels. The Company has subleased both vessels, the amount of $5,809 and $4,601 was recognized as sublease revenue, net of voyage expenses for the finance lease period (January 1, 2023 until February 14, 2023 and February 21, 2023 for Eurochampion 2004 and Euronike, respectively) and the operating lease period, respectively (six-month period ended June 30, 2022).

During February 2023, the Company exercised one of the purchase options and repurchased both vessels at a purchase price of $13,750 each.

5.      Vessels

Acquisitions

In the first half of 2023, the Company acquired the two suezmaxes, Eurochampion 2004 and Euronike, that were previously classified as finance leases (Note 4). On January 12, 2022, the Company took delivery of the newbuilding LNG carrier Tenergy (Briety Shipping Inc.), for an aggregate cost of $186,201.

Sales

During the first half of 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, realizing total gain of $81,198.

During the first half of 2022, the Company sold the aframax tanker, Proteas, realizing a gain of $299. The gains on sale of vessels are separately reflected in the accompanying consolidated statement of comprehensive income.

Impairment

As of June 30, 2023, and December 31, 2022, the Company reviewed the carrying amount including any unamortized dry-docking costs in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and right-of-use-assets. This review did not indicate an impairment charge.

6.       Deferred charges and leasehold improvements

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $38,626 and $34,816, at June 30, 2023 and December 31, 2022, respectively. Leasehold improvements amounted to $6,919 at June 30, 2023 ($1,703 for the suezmaxes Archangel, Alaska, $3,807 for the suezmaxes Arctic, Antarctic, $1,409 for the aframax Sakura Princess) and $ 9,556, at December 31, 2022 ( $450 for the suezmaxes Eurochampion 2004 and Euronike $2,271 for the suezmaxes Archangel, Alaska, $5,058 for the suezmaxes Arctic, Antarctic, $1,777 for the aframax Sakura Princess). Amortization of deferred dry-docking costs and of leasehold improvements is included in depreciation and amortization in the accompanying consolidated statements of comprehensive income.

F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

7.       Long-term debt and other financial liabilities

Long-term debt

Facility	June 30, 2023	December 31, 2022
Loans	$1,382,619	$1,417,341
Less: Deferred finance costs, net	(7,943)	(7,354)
Total long-term debt	1,374,676	1,409,987
Less: Current portion of debt	(162,448)	(194,353)
Add: Deferred finance costs, current portion	2,495	2,272
Long-term debt, net of current portion and deferred finance costs	$1,214,723	$1,217,906

Loan balances outstanding at June 30, 2023, amounted to $1,382,619. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between May 2024 and December 2031. Interest rates on the outstanding loans as of June 30, 2023, are based on SOFR plus a spread, except for eight loan agreements based on LIBOR plus a spread.

On January 20, 2023, the Company signed a new five-year loan agreement amounting to $85,000 relating to the refinancing of the LNG carrier, Neo Energy, the handysize Andromeda and the suezmax tanker Decathlon. On January 30, 2023, the Company drew down the amount of $72,274 and prepaid the amount of $42,085 and repaid the amount of $24,000 on the same date. The new loan is repayable in ten semi-annual installments of $6,547.2, commencing six months after the first drawdown date, plus a balloon of $6,802 payable together with the last installment.

Upon sale of its six handymax vessels, Afrodite, Ajax, Apollon, Ariadne, Aris and Artemis, during the first quarter of 2023, the Company prepaid the amount of $41,750 to the lender.

On February 17, 2023, the Company prepaid the amount of $6,815 to the lender due to sale of its handysize vessels, Arion and Amphitrite.

On March 29, 2023, the Company signed a new five-year loan agreement amounting to $72,150 relating to the refinancing of the aframax tankers, Sola TS and Oslo TS. On March 31, 2023, the Company drew down the amount of $72,150 and on March 31, 2023, and on April 3, 2023, prepaid the amounts of $25,973 and $25,650, respectively. The new loan is repayable in ten semi-annual installments of $3,006, commencing six months after the drawdown date, plus a balloon of $42,090 payable together with the last installment.

On March 31, 2023, the Company signed a new five-year loan agreement amounting to $70,000 relating to the refinancing of the aframax tankers, Marathon TS and Stavanger TS. On April 20, 2023, the Company drew down the amount of $70,000 and prepaid the amount of $63,364. The new loan is repayable in ten semi-annual installments of $2,850, commencing six months after the drawdown date, plus a balloon of $41,500 payable together with the last installment.

On June 6, 2023, the Company signed a new five-year loan agreement amounting to $49,000 relating to the refinancing of the aframax tankers, Asahi Princess and Parthenon TS. On June 14, 2023, the Company drew down the amount of $49,000 and prepaid the amount of $35,596. The new loan is repayable in ten semi-annual installments of $3,062.5, commencing six months after the drawdown date, plus a balloon of $18,375 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans, falling under the scope of debt extinguishments (Note 8).

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2023	6.65%	Six months ended June 30, 2023	6.54%
Three months ended June 30, 2022	2.75%	Six months ended June 30, 2022	2.44%

F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

The term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $209,843 at June 30, 2023 and $156,837 at December 31, 2022, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted. One loan agreement requires a monthly pro rata transfer to retention account of any principal due, but unpaid.

As of June 30, 2023, the Company and its wholly and majority owned subsidiaries had twenty-nine loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,382,619. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements as at June 30, 2023. The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after June 30, 2023, are as follows:

Period/ Year	Amount
July to December 2023	$78,141
2024	180,777
2025	215,816
2026	224,628
2027	354,731
2028 and thereafter	328,526
$1,382,619

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2023	December 31, 2022
Other financial liabilities	$165,577	$170,241
Less: Deferred finance costs, net	(2,167)	(2,351)
Total other financial liabilities	163,410	167,890
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	351	363
Other financial liabilities, net of current portion and deferred finance costs	$154,433	$158,925

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company took delivery of the LNG carrier Tenergy and chartered it back on a bareboat basis, having a purchase obligation at the end of the tenth anniversary, as well as options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as other financial liabilities. The financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a put option of $83,955 payable together with the last installment. The agreement has no covenants.

The annual principal payments of Other financial liabilities required to be made after June 30, 2023, are as follows:

Period/ Year	Amount
July to December 2023	$4,665
2024	9,328
2025	9,328
2026	9,328
2027	9,328
2028 and thereafter	123,600
$165,577

F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

8.       Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest expense	26,252	10,986	51,340	20,847
Less: Interest capitalized	(1,166)	(270)	(2,090)	(498)
Interest expense, net	25,086	10,716	49,250	20,349
Bunkers swap, put and call options cash settlements	—	—	—	(9,912)
Amortization of deferred finance costs	874	756	2,083	1,992
Bank charges	67	81	136	85
Discount of long-term receivables	—	—	—	350
Amortization of deferred gain on termination of financial instruments	(1,313)	—	(2,611)	—
Interest expense on redeemable preferred shares	663	—	663	—
Change in fair value of non-hedging financial instruments	(1,043)	(561)	(673)	1,428
Net total	24,334	10,992	48,848	14,292

In 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps. The collected amounts are presented in accumulated other comprehensive income and are amortized until the expiry date of each interest rate swap.

At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution which matured in April 2023.

The interest rate swap agreement was designed and qualified as a cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts. On March 22, 2023, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The change in fair value amounted to $1,046 (positive) for the three-month period of 2023 and $673 (positive) for the six-month period of 2023 and has been included in the change in fair value of non-hedging financial instruments.

On March 16, 2022, the Company discontinued one of its cash flow hedge interest rate swaps associated with a secured loan facility which was refinanced. Upon completion of the refinancing on March 17, 2022, the hedge was de-designated as a hedging swap and the remaining gain included in accumulated other comprehensive income and for which the forecasted transaction is deemed no longer probable of occurring, was immediately classified into earnings. Following the de-designation, the change in its fair value has been included in change in fair value of non-hedging financial instruments and amounted to $561 (positive). For the three and six months of 2023, amortization of deferred gain on termination of hedging interest rate swaps, for which the Company has considered the forecasted transactions as still probable, amounted to $1,313 (positive) and $2,611 (positive), respectively. For the three and six months of 2022, there was no amortization of deferred gain on termination of financial instruments.

During the first half of 2023, the Company entered into four bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of those agreements at June 30, 2023, was $3 (negative). The change in the fair values as of June 30, 2023, was $3 (negative) and has been included in the change in fair value of non-hedging financial instruments. During the first half of 2022, the Company entered into early termination agreements of all its bunker swap agreements with expiration dates December 2022, September 2023 and December 2023. Total cash received from those swap terminations in the first half of 2022 amounted to $9,912. The change in their fair value during the first half of 2022 was $1,989 (negative).

During the first half of 2023 and 2022, the Company has written-off unamortized deferred finance costs of $430 and $579, respectively, according to debt extinguishment guidance of ASC 470-50, included in amortization of deferred finance costs in the above table.

During the first half of 2023 and 2022, the Company recognized a discount on its lease liability (Note 4) amounting to $nil and $350, respectively.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $663, were recognized as interest expense.

F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

9.       Stockholders’ Equity

During the first half of 2022, the Company issued 4,064,266 common shares, 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $33,621. During the first half of 2023, the Company had no issuance of shares.

On January 30, 2023, and May 1, 2023, the Company paid dividends of $0.59375 per share, $8,012 in aggregate, on its 9.50% Series F Preferred Shares.

On February 28, 2023, and May 30, 2023, the Company paid dividends of $0.54687 per share, $3,848 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,486 in total, on its Series E Preferred Shares.

On March 16, 2023, the Company declared an annual dividend of $0.60 per common share, $0.30 per common share paid, $8,856 in total, on June 15, 2023, and $0.30 per common share, $8,850 in total, will be paid in December 2023. On April 14, 2022, the Company declared a dividend of $0.10 per common share paid on July 20, 2022.

On May 30, 2023, the Company declared the redemption of all of its 3,517,061 Series D Preferred Shares, $25.00 per share and the payment of the final dividend of $0.243056 per share, on the same date, July 7, 2023. Upon declaration, the Company re-classified an amount equal to the fair value of the Series D Preferred Shares from equity to current liabilities. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 11).

The Company had 459,286 Series G Redeemable Convertible Perpetual Preferred shares outstanding as of June 30, 2022. In September 2022, all 459,286 outstanding Series G Redeemable Convertible Perpetual Preferred Shares were converted into an aggregate of 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2022, and June 30, 2023.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”), a wholly owned subsidiary of the Company, par value $0.001 per share, are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $756 in the period ended June 30, 2023, and $865 in the period ended June 30, 2022. While the Shyris Preferred Shares were outstanding, Shyris Shipping was not permitted to declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to certain customary adjustments. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares were entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company.

The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions.

The Shyris Shipping Preferred Shares were non-convertible and perpetual, and redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $22,889, upon issuance was included in non-controlling interest. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

On April 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares. On April 15, 2022, the Company repaid the amount of $750, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity. In the first half of 2023, Shyris Shipping redeemed 100,000 of its outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1,000 and was included in non-controlling interest in the accompanying Consolidated Balance Sheet as at June 30, 2023. On July 25, 2023, and September 1, 2023, Shyris Shipping redeemed 500,000 and 1,438,841 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $5,000 and $14,388, respectively. Following these redemptions, no Series B Cumulative Redeemable Perpetual Preferred Shares were outstanding.

F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

10.       Accumulated other comprehensive income

In the first half of 2023, accumulated other comprehensive income decreased with unrealized loss of $2,628, compared to unrealized income of $21,176, in the respective prior year period, which resulted from changes in fair value of financial instruments.

11.       Earnings per common share

For the three and six-month periods ended June 30, 2023, all common shares issued are Tsakos Energy Navigation Limited common stock and have equal rights to vote and participate in dividends. Net income attributable to common shareholders is adjusted by the contractual amount of dividends on Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock that should be paid for the period. For the three and six months periods ended June 30, 2022, the Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities.

Under the two-class method, basic earnings per share is calculated by dividing the net income by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the three and six months ended June 30, 2022, securities that could potentially dilute basic earnings per share in the future that were included in the computation of diluted earnings per share, were the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the if-converted method. Net income attributable to common stockholders of Tsakos Energy Navigation Limited for the three and six months ended June 30, 2022, is adjusted by the amount of dividends on Series G Convertible Preferred Shares and corresponding undistributed income to Series G participants, as set forth below. For the three and six months ended June 30, 2023, there were no convertible securities outstanding.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30, 2022
	2023	2022	2023	2022
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$60,641	$46,225	$237,196	$51,743
Preferred share dividends Series D	(1,924)	(1,924)	(3,848)	(3,846)
Preferred share dividends Series E	(2,743)	(2,743)	(5,486)	(5,488)
Preferred share dividends Series F	(4,006)	(4,006)	(8,012)	(8,012)
Preferred share dividends, Convertible Series G	—	(31)	—	(31)
Undistributed income to Series G participants	—	(370)	—	(353)
Deemed dividend on redeemable Series D preferred shares	(3,256)	—	(3,256)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	48,712	37,151	216,594	34,013
Preferred share dividends, Convertible Series G	—	31	—	31
Undistributed income to Series G participants	—	370	—	353
Net income attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	48,712	37,552	216,594	34,397
Denominator
Weighted average number of shares, basic	29,505,603	28,398,404	29,505,603	26,992,886
Weighted average number of shares, diluted	29,505,603	28,704,595	29,505,603	27,299,077
Earnings per share, basic attributable to Tsakos Energy Navigation Limited	$1.65	$1.31	$7.34	$1.26
Earnings per share, diluted attributable to Tsakos Energy Navigation Limited	$1.65	$1.31	$7.34	$1.26

F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

12.       Commitments and Contingencies

As of June 30, 2023, the Company had eight vessels under construction, two DP2 shuttle tankers, four dual fuel LNG powered aframax tankers and two suezmax tankers.

The total contracted amount remaining to be paid for the eight vessels under construction plus the extra costs agreed as of June 30, 2023, was $591,627. The amount of $144,891 is due to be paid within the second half of 2023, the amount of $180,380 in 2024 and the amount of $266,356 in 2025.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2023 and vessels scheduled to be delivered as per contractual terms before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/ Year	Amount
July 1 to December 31, 2023	$234,815
2024	334,769
2025	201,580
2026	160,187
2027	146,001
2028 to 2038	454,963
Minimum charter revenues	$1,532,315

These amounts do not assume any off-hire.

13.       Financial Instruments

(a) Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and financial liabilities as described in Notes 7, 8 and 9.

(b) Concentration of credit risk: Financial instruments consists principally of cash, trade accounts receivable, long-term receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying consolidated balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying interim consolidated balance sheets of cash and cash equivalents, restricted cash, trade receivables, margin deposits, accounts payable and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans and other financial liabilities with variable interest rates approximates the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivable related to seller’s credits under sale and leaseback transactions approximates its fair value.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 8 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives as of June 30, 2023, and December 31, 2022, are as follows:

	Carrying Amount June 30, 2023	Fair Value June 30, 2023	Carrying Amount December 31, 2022	Fair Value December 31, 2022
Financial assets (liabilities)
Cash and cash equivalents	529,217	529,217	304,367	304,367
Restricted cash	4,877	4,877	5,072	5,072
Margin deposits	4,270	4,270	4,270	4,270
Long-term receivable	23,558	23,558	23,307	23,307
Redemption of Series D Preferred Shares	(87,927)	(87,927)	—	—
Debt and other financial liabilities	(1,548,196)	(1,548,196)	(1,587,582)	(1,587,582)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2023, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270 ($4,270 as of December 31, 2022), which is recorded within margin deposits in the consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

		Asset Derivatives		Liability Derivatives
		June 30, 2023	December 31,2022	June 30, 2023	December 31, 2022
	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	193	—	—
	Financial instruments - Fair value, net of current portion	—	—	—	5
Subtotal		—	193	—	5
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	854	—	—	—
	Financial instruments - Fair value, net of current portion	—	—	178	—
Bunker swaps	Current portion of financial instruments - Fair value	58	—	61	—
Subtotal		912	—	239	—
Total derivatives		912	193	239	5

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

Derivatives - Net effect on the consolidated statements of comprehensive income

	Gain (Loss) Recognized in Accumulated Other Comprehensive Income on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2023	2022	2023	2022
Interest rate swaps	—	7,376	(132)	26,037
Reclassification due to de-designations to interest and finance costs, net	(1,313)	(2,623)	(2,611)	(4,959)
Reclassification to depreciation expense	123	49	115	98
Total	(1,190)	4,802	2,628	21,176

Derivatives – Net effect on the consolidated statement of comprehensive income

		Net Realized and Unrealized Gain (Loss) recognized on Statement of Other Comprehensive Income
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2023	2022	2023	2022
Interest rate swaps	Interest and finance costs, net	1,046	561	676	561
Bunker swaps	Interest and finance costs, net	(3)	—	(3)	7,923
Total		1,043	561	673	8,484

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2023, and December 31, 2022, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2023	December 31, 2022
Interest rate swaps	676	188
Bunker swaps	(3)	—
Total	673	188

14.       Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim condensed consolidated financial statements were available to be issued.

(a)	On July 25 and September 1, 2023, the Company’s subsidiary, Shyris Shipping, paid aggregate dividends of $150 and $539.6 respectively, on the Shyris Shipping Preferred Shares.
(b)	On July 27, 2023, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.
(c)	On August 4, 2023, the Company signed two shipbuilding contracts for the construction of two scrubber-fitted MR product tankers for delivery in 2026.
(d)	On August 25, 2023, the Company paid dividends of $0.57812 per share on its 9.25% Series E Preferred Shares.
(e)	On September 07, 2023, the Company declared a special dividend of $0.40 per common share, payable in October 2023.

(f)	On September 21, 2023, the Company took delivery of the first newbuilding dual fuel LNG powered aframax tanker Njord DF.

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

EXHIBIT INDEX

99.1 Capitalization at June 30, 2023

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2023

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer

F- 23